26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

August 14, 2017

CONFIDENTIAL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Studio City International Holdings Limited
Confidential Submission of Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, Studio City International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the British Virgin Islands (which is in the process of being redomiciled to the Cayman Islands), we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, which have a par value of US$1.0 per share. The ADSs are expected to be listed on the New York Stock Exchange. Subject to market conditions and the resolution of the comments of the staff of the Commission (the “Staff”) on the Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in November 2017.

In accordance with the procedures of the Securities and Exchange Commission (the “Commission”), the enclosed Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

The Company respectfully advises that the redomiciliation of the Company from the British Virgin Islands to the Cayman Islands by continuation is expected to be completed by the time of the second confidential filing and the Registration Statement is being prepared on the assumption that the redomiciliation is complete.

In addition to the foregoing, we note that the Registration Statement contains the consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016. Item 3.A of Form 20-F, which is applicable to the Registration Statement pursuant to Item 4(a) of Form F-1, requires that selected financial information be presented for the registrant’s most recent five fiscal years or such shorter period that the registrant has been in operation; however, registrants are permitted to omit up to two of the earliest years in such five-year period in certain circumstances.

PARTNERS:     Pierre-Luc Arsenault[2] | Lai Yi Chau | Henry M.C. Cheng[4] | Justin M. Dolling[4] | David Patrick Eich4# | Liu Gan[1] | Damian C. Jacobs[4] | Guang Li2 | Neil E.M. McDonald | Douglas S. Murning[4] | Kelly Naphtali | Nicholas A. Norris[4] | Derek K.W. Poon[2,4] | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun[4]

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby[4] | Damien Coles[4] | Daniel Dusek[2] | David M. Irvine[4] | Benjamin W. James[3] | Xiaoxi Lin[2] | Daniel R. Lindsey[4] | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd[4] | Wenchen Tang[2] | Xiaoyao Yin[2] | David Zhang[2]

ADMITTED IN:     [1] Commonwealth of Massachusetts (U.S.A.); [2] State of New York (U.S.A.); [3] State of Texas (U.S.A.); [4] England and Wales; # non-resident

Beijing  Boston  Chicago  Houston  London  Los Angeles  Munich  New York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission August 14, 2017 Page 2	CONFIDENTIAL

The Company respectfully requests that the Staff waive the requirement of Item 3.A of Form 20-F. In connection with this request, the Company represents to the Commission that it did not start its business operations until October 2015, and that the consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 would not be a meaningful indication of the financial performance of the Company.

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell) or Jacqueline Wenchen Tang at jacqueline.tang@kirkland.com, +852 3761 9191 (work) or +852 6111 1576 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partner at Ernst & Young: George Chan at george.chan@cn.ey.com, or +86 21 2228 2272 (work) or +86 156 0181 2313 (cell). Ernst & Young is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang

David Zhang

Enclosure

c.c.	Jacqueline Wenchen Tang, Esq., Partner, Kirkland & Ellis International LLP
George Chan, Partner, Ernst & Young
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP